Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

ATI Physical Therapy Announces the Termination of its Tender Offer to Purchase Up to 1,650,000 Shares of
its Class A Common Stock at a Purchase Price of $2.85 per Share

DOWNERS GROVE, Ill. – January 16, 2025 – ATI Physical Therapy, Inc. (OTCMKTS: ATIP) (“ATI” or the “Company”), a nationally recognized outpatient physical therapy provider in the United States, announced today that it has terminated its previously announced tender offer (the “Offer”), the terms and conditions of which are described in an Offer to Purchase, dated December 17, 2024 (the “Offer to Purchase”), to purchase up to 1,650,000 shares of its Class A common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $2.85 per Share, as a result of the Minimum Condition (as defined in the Offer to Purchase) not having been satisfied. As a result of the termination of the Offer, no Shares will be purchased in the Offer and no consideration will be paid for any of the tendered Shares.

ATI’s obligation to consummate the Offer by accepting for purchase, and paying for, any Shares validly tendered (and not validly withdrawn) was conditioned upon, among other things, the satisfaction or waiver by the Company of the Minimum Condition. Per the terms of the Offer to Purchase, 1,565,000 Shares must be validly tendered (and not validly withdrawn) in order for the Minimum Condition to be satisfied and the Offer to be completed. The Minimum Condition has not been satisfied.

This press release constitutes a formal termination of the Offer, which was made pursuant to the terms and conditions set forth in the Offer to Purchase. This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities.

Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5835 (toll-free).

About ATI Physical Therapy, Inc.

At ATI Physical Therapy, we are committed to making every life an active life. We provide convenient access to high-quality care to prevent and treat musculoskeletal (MSK) pain. Our 850+ locations in 24 states and virtual practice operate under one of the largest single-branded platforms built to support standardized clinical guidelines and operating processes. With outcomes from more than 3 million unique patient cases, ATI strives to utilize quality standards designed to deliver proven, predictable, and impactful patient outcomes. From preventative services in the workplace and athletic training support to outpatient clinical services and online physical therapy via our online platform, CONNECT™, a complete list of our service offerings can be found at ATIpt.com. ATI is based in Downers Grove, Illinois.

Contacts

Investor Relations
Scott Rundell

Interim Chief Financial Officer and Head of Investor Relations
ATI Physical Therapy
investors@atipt.com

Media Inquiries
Michael Freitag / Aura Reinhard
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Scott Parent
Director of Communications
ATI Physical Therapy
scott.parent@atipt.com